UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of December, 2005
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐            Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated December 12, 2005	3-4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2005	Cameco Corporation
	By:	/s/ Gary M.S. Chad
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Share
Listed	Symbol
TSX NYSE	CCO CCJ
web site address:
www.cameco.com

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco To Redeem Debentures
Saskatoon, Saskatchewan, Canada, December 12, 2005 . . . . . . . . . . . . .
Cameco Corporation announced today it plans to use cash on hand to redeem a total of $150 million in debentures.
On January 17, 2006, the company plans to redeem in full $100 million of 6.9% debentures, series A due July 12, 2006 (6.9% debentures) and $50 million of 7.0% debentures, series B due July 6, 2006 (7.0% debentures). Both debenture series were issued under a trust indenture between Cameco and CIBC Mellon Trust Company dated July 12, 1999. A notice of redemption will be delivered according to the terms of the trust indenture.
The redemption prices, under the trust indenture, are based on the yield for a Government of Canada bond with the equivalent term to maturity plus 25 basis points for the 6.9% debentures and 34 basis points for the 7.0% debentures. The following is the redemption price and amount for each $1,000 of principal (to three decimal places):

6.9% debentures
• Redemption price $1,014.186
• Accrued and unpaid interest from January 12 to 16 inclusive $0.945
• Total redemption $1,015.131
• Holders will also receive their scheduled interest payment on January 12, 2006.

7.0% debentures
• Redemption price $1,013.710
• Accrued and unpaid interest from January 6 to 16 inclusive $2.110
• Total redemption $1,015.820
• Holders will also receive their scheduled interest payment on January 6, 2006.

Non-registered holders (brokerage firms or other financial institutions) of the 6.9% debentures and 7.0% debentures that maintain their interest through The Canadian Depository for Securities Limited (CDS) should contact their CDS customer service representative with any questions about the redemption. Beneficial holders of the 6.9% debentures and 7.0% debentures with questions about the redemption should contact their respective brokerage firm or financial institution, which holds interests in the debentures on their behalf.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance, disruption in the operation of, and life of the company’s and customer’s facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; terrorism; sabotage; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316